Exhibit 99.3

Your Vote Counts! Get informed before you vote View the Notice of Proxy Statement, Annual Report,1234567890123456789012345678901234567890, 123456789012345678 9012345678901234567890, 1234567890123456789012345678901234567890, 12345678901234567890123456789012345 67890 online OR you can receive a free paper copy of voting material(s) by requesting prior to <matcutoff>. If you would like to request a copy of the voting material(s), you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # FLASHID-JOB# Ricky Campana P.O. Box 123456 Suite 500 51 Mercedes Way Edgewood, NY 11717 148,294 322,224 1 OF 2 30# XXXX XXXX XXXX XXXX MANCHESTER UNITED PLC 2023 Annual Meeting Vote by June 27, 2023 11:59 PM ET. For shares held in a Plan, vote by June 23, 2023 11:59 PM ET. MANCHESTER UNITED PLC SIR MATT BUSBY WAY, OLD TRAFFORD MANCHESTER M16 0RA UNITED KINGDOM You invested in MANCHESTER UNITED PLC and it's time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 28, 2023. View the Annual Report, Notice & Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 14, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Vote in Person at the Meeting* June 28, 2023 3:30 PM EDT In the offices of Woods Oviatt Gilman LLP 1900 Bausch and Lomb Place, Legacy Tower Rochester, NY 14604 *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com

Control # XXXX XXXX XXXX XXXX

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

SHARE CLASSES REPRESENTED FOR VOTING

THE COMPANY NAME INC. - COMMON ASDFGHJKL	123456789.1234
THE COMPANY NAME INC. - CLASS A	123456789.1234
THE COMPANY NAME INC. - CLASS B	123456789.1234
THE COMPANY NAME INC. - CLASS C	123456789.1234
THE COMPANY NAME INC. - CLASS D	123456789.1234
THE COMPANY NAME INC. - CLASS E	123456789.1234
THE COMPANY NAME INC. - CLASS F	123456789.1234
THE COMPANY NAME INC. - 401 K	123456789.1234

Voting Items		Board Recommends
1.	Election of Directors **Nominees:**	
1a.	Avram Glazer	For
1b.	Joel Glazer	For
1c.	Richard Arnold	For
1d.	Cliff Baty	For
1e.	Kevin Glazer	For
1f.	Bryan Glazer	For
1g.	Darcie Glazer Kassewitz	For
1h.	Edward Glazer	For
1i.	Robert Leitâo	For
1j.	Manu Sawhney	For
1k.	John Hooks	For
1l.	Patrick Stewart	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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FLASHID-JOB#